Exhibit 8-d


                             DAVIS POLK & WARDWELL
                             450 LEXINGTON AVENUE
                              NEW YORK, NY 10017

                                  212-450-4000


                                                    August 31, 2005


Re: Morgan Stanley, Issuance of Global Medium-Term Notes, Series F - Senior Floating Rate Notes Due 2010

Morgan Stanley
1585 Broadway
New York, New York  10036

Ladies and Gentlemen:

     We have acted as special tax counsel for Morgan Stanley in connection with the issuance of $25,000,000 Senior Floating Rate Notes Due 2010, described in Pricing Supplement No. 83 to Registration Statement No. 333-117752, dated August 26, 2005 (the "Pricing Supplement"). We have reviewed the discussion set forth under the caption "United States Federal Income Taxation" in the Pricing Supplement and are of the opinion that the discussion is accurate.

     We are members of the Bar of the State of New York. The foregoing opinion is based upon and limited to the federal laws of the United States of America as contained in the Internal Revenue Code of 1986, as amended, Treasury regulations, administrative decisions and court decisions as of the date of this letter.

     We hereby consent to the use of our name under the caption "United States Federal Income Taxation" in the Pricing Supplement. The issuance of such a consent does not concede that we are an "Expert" for the purposes of the Securities Act of 1933.

                                                      Very truly yours,


                                                      /s/ Davis Polk & Wardwell